Filed pursuant to Rule 433
Registration No. 333-223128
August 13, 2019
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated August 12, 2019)

Issuer:	The Southern Company (the “Company”)

Designation:
2019 Series A Equity Units (each being referred to as an “Equity Unit”) that will each have a stated amount of $50 and will initially be in the form of a 2019 Series A Corporate Unit (each being referred to as a “Corporate Unit”) consisting of a purchase contract issued by the Company and, initially, a 1/40 undivided beneficial ownership interest in $1,000 principal amount of Series 2019A Remarketable Junior Subordinated Notes due 2024 to be issued by the Company (the “Series 2019A RSNs”) and a 1/40 undivided beneficial ownership interest in $1,000 principal amount of Series 2019B Remarketable Junior Subordinated Notes due 2027 to be issued by the Company (the “Series 2019B RSNs” and, together with the Series 2019A RSNs, the “RSNs”)

Number of Equity Units Offered:	30,000,000 (or 34,500,000 if the underwriters exercise their option to purchase up to 4,500,000 additional Corporate Units in full, solely for the purpose of covering over-allotments)

Aggregate Equity Units Offering Amount:	$1,500,000,000 (or $1,725,000,000 if the underwriters exercise their option to purchase up to 4,500,000 additional Corporate Units in full, solely for the purpose of covering over-allotments)

Stated Amount per Equity Unit:	$50.00

Public Offering Price; Underwriting Discounts and Commissions
The Corporate Units are being offered to the public at a price of $50 per Corporate Unit, for a total of $1,500,000,000 (or $1,725,000,000 if the underwriters exercise their option to purchase up to 4,500,000 additional Corporate Units in full, solely for the purpose of covering over-allotments). The Company’s proceeds from the offering (after underwriting discounts totaling $37,500,000 and before expenses) will equal $1,462,500,000 (or $1,681,875,000 if the underwriters exercise their option to purchase up to 4,500,000 additional Corporate Units in full, solely for the purpose of covering over-allotments).

Interest Rate on the Series 2019A RSNs:	2.70% per year subject to the Company’s right to defer interest payments, as described in the Preliminary Prospectus Supplement, and subject to modification in connection with a successful remarketing

Interest Rate on the Series 2019B RSNs:	2.70% per year subject to the Company’s right to defer interest payments, as described in the Preliminary Prospectus Supplement, and subject to modification in connection with a successful remarketing

Deferred Interest on the RSNs:
Deferred interest on either series of RSNs will bear interest at the interest rate applicable to such series of RSNs, compounded on each interest payment date to, but excluding, the interest payment date on which such deferred interest is paid

Contract Adjustment Payment Rate:	4.05% per year or $2.0250 per year on the Stated Amount per Equity Unit subject to the Company’s right to defer contract adjustment payments, as described in the Preliminary Prospectus Supplement

Deferred Contract Adjustment Payments:
Deferred contract adjustment payments will accrue additional contract adjustment payments at the rate equal to 6.75% per annum compounded on each contract adjustment payment date to, but excluding, the contract adjustment payment date on which such deferred contract adjustment payments are paid, subject to applicable law

Total Distribution Rate on the Corporate Units:	6.75% per annum

Reference Price:	$57.20 (subject to adjustment, as described in the Preliminary Prospectus Supplement)

Threshold Appreciation Price:	$68.64 (subject to adjustment, as described in the Preliminary Prospectus Supplement), which represents appreciation of 20.0% over the Reference Price

Minimum Settlement Rate:
0.7284 shares of the Company’s common stock (subject to adjustment, as described in the Preliminary Prospectus Supplement), which is approximately equal to the $50.00 Stated Amount per Equity Unit, divided by the Threshold Appreciation Price

Maximum Settlement Rate:
0.8741 shares of the Company’s common stock (subject to adjustment, as described in the Preliminary Prospectus Supplement), which is approximately equal to the $50.00 Stated Amount per Equity Unit, divided by the Reference Price

Purchase Contract Settlement Date:	August 1, 2022 (or if such day is not a business day, the following business day)

Series 2019A RSN Maturity Date:	August 1, 2024

Series 2019B RSN Maturity Date:	August 1, 2027

Joint Book-Running Managers:
Goldman Sachs & Co. LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
BNP Paribas Securities Corp.
BofA Securities, Inc.
J.P. Morgan Securities LLC
Scotia Capital (USA) Inc.
Wells Fargo Securities LLC

Co-Managers:
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.
BBVA Securities Inc.
Fifth Third Securities, Inc.
PNC Capital Markets LLC
RBC Capital Markets, LLC
TD Securities (USA) LLC
Academy Securities, Inc.
Blaylock Van, LLC
CastleOak Securities, L.P.
Loop Capital Markets LLC
Mischler Financial Group, Inc.
R. Seelaus & Co., LLC
Samuel A. Ramirez & Company, Inc.
The Williams Capital Group, L.P.

Listing:
The Company intends to apply to list the Corporate Units on the New York Stock Exchange and expects trading to commence within 30 days of the date of initial issuance of the Corporate Units under the symbol “SOLN”

Transaction Date:	August 13, 2019

Settlement Date:	August 16, 2019

CUSIP/ISIN for the Corporate Units:	842587 602/US8425876021

CUSIP/ISIN for the Treasury Units:	842587 701/US8425877011

CUSIP/ISIN for the Series 2019A RSNs:	842587 DC8/US842587DC82

CUSIP/ISIN for the Series 2019B RSNs:	842587 DD6/US842587DD65

Allocation of the Purchase Price:
At the time of issuance, the fair market value of the applicable ownership interest in the RSNs will be $50 (or 100% of the issue price of a Corporate Unit), allocated equally between the Series 2019A RSNs and the Series 2019B RSNs underlying such applicable ownership interest in the RSNs, and the fair market value of each purchase contract will be $0 (or 0% of the issue price of a Corporate Unit)

Early Settlement:
Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement” in the Preliminary Prospectus Supplement, a holder of Corporate Units or 2019 Series A Treasury Units (each being referred to as a “Treasury Unit”) may settle the related purchase contracts at any time prior to 4:00 p.m., New York City time, on the second business day immediately preceding the Purchase Contract Settlement Date, other than during a blackout period (as described in the Preliminary Prospectus Supplement) in the case of Corporate Units. An early settlement may be made only in integral multiples of 40 Corporate Units or 20 Treasury Units; however, if the Treasury portfolio has replaced the RSNs as a component of the Corporate Units following a successful optional remarketing, holders of Corporate Units may settle early only in integral multiples of 20,000 Corporate Units. If a purchase contract is settled early, the number of shares of the Company’s common stock to be issued per purchase contract will be equal to the Minimum Settlement Rate (subject to adjustment, as described in the Preliminary Prospectus Supplement).

Early Settlement Upon a Fundamental Change:
Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change,” following a “fundamental change” (as defined in the Preliminary Prospectus Supplement) that occurs prior to the 30th scheduled trading day preceding the Purchase Contract Settlement Date, each holder of a purchase contract, subject to certain conditions described in the Preliminary Prospectus Supplement, will have the right to accelerate and settle the purchase contract early on the fundamental change early settlement date (as defined in the Preliminary Prospectus Supplement) at the settlement rate determined as if the applicable market value were determined, for such purpose, based on the market value averaging period starting on the 23rd scheduled trading day prior to the fundamental change early settlement date and ending on the third scheduled trading day immediately preceding the fundamental change early settlement date, plus an additional make-whole amount of shares (such additional make-whole amount of shares being hereafter referred to as the “make-whole shares”). This right is referred to as the “fundamental change early settlement right.”

The number of make-whole shares per purchase contract applicable to a fundamental change early settlement will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the “stock price” (as defined in the Preliminary Prospectus Supplement) in the fundamental change:

	Stock Price
Effective Date	$20.00	$30.00	$40.00	$50.00	$57.20	$65.00	$68.64	$75.00	$80.00	$90.00	$100.00	$125.00	$150.00
August 16, 2019	0.2142	0.1311	0.0862	0.0385	0.0000	0.0673	0.0938	0.0745	0.0638	0.0508	0.0440	0.0349	0.0410
August 1, 2020	0.1385	0.0865	0.0581	0.0207	0.0000	0.0489	0.0747	0.0554	0.0456	0.0351	0.0304	0.0241	0.0255
August 1, 2021	0.0656	0.0420	0.0298	0.0075	0.0000	0.0294	0.0524	0.0319	0.0238	0.0176	0.0154	0.0123	0.0078
August 1, 2022	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The stock prices set forth in the second row of the table above (i.e., the column headers) will be adjusted upon the occurrence of certain events requiring anti-dilution adjustments to the fixed settlement rates in a manner inversely proportional to the adjustments to the fixed settlement rates, as described in the Preliminary Prospectus Supplement.

The exact stock price and effective date applicable to a fundamental change may not be set forth on the table, in which case:
•           if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the amount of make-whole shares will be determined by straight line interpolation between the make-whole share amounts set forth for the higher and lower stock prices and the earlier and later two effective dates based on a 365-day year, as applicable;
•           if the stock price is in excess of $150.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table, as described above), then the make-whole share amount will be zero; and
•           if the stock price is less than $20.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table, as described above) (the “minimum stock price”), then the make-whole share amount will be determined as if the stock price equaled the minimum stock price, using straight line interpolation, as described above in the first bullet, if the effective date is between two effective dates on the table.
Unless the Treasury portfolio has replaced the RSNs as a component of the Corporate Units as a result of a successful optional remarketing, holders of Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 40 Corporate Units. If the Treasury portfolio has replaced the RSNs as a component of Corporate Units, holders of the Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 20,000 Corporate Units. A holder of Treasury Units may exercise the fundamental change early settlement right only in integral multiples of 20 Treasury Units.

Creating Treasury Units from Corporate Units:
Each holder of Corporate Units will have the right, at any time prior to a successful remarketing and other than during a blackout period (as described in the Preliminary Prospectus Supplement), to substitute Treasury securities (as defined in the Preliminary Prospectus Supplement and each being referred to as a “Treasury security”) which must be purchased in the open market at the expense of the Corporate Unit holder (unless otherwise owned by the holder) for the related undivided beneficial ownership interest in RSNs held by the collateral agent (as described in the Preliminary Prospectus Supplement). The Treasury securities must have an aggregate principal amount at maturity equal to the aggregate principal amount of the RSNs underlying such holder’s Corporate Units.

Because both series of RSNs are issued in minimum denominations of $1,000, holders of Corporate Units may only make these substitutions in integral multiples of 40 Corporate Units. Each of these substitutions will create Treasury Units, and the RSNs underlying the holder’s Corporate Units will be released upon substitution to the holder and will be tradable separately from the Treasury Units.

Recreating Corporate Units from Treasury Units:
Each holder of Treasury Units will have the right, at any time prior to a successful remarketing and other than during a blackout period (as described in the Preliminary Prospectus Supplement), to recreate Corporate Units, by substituting for the related Treasury securities held by the collateral agent (as described in the Preliminary Prospectus Supplement) RSNs having an aggregate principal amount equal to the aggregate principal amount at maturity of the Treasury securities for which substitution is being made. Because both series of RSNs are issued in minimum denominations of $1,000, holders of Treasury Units may make these substitutions only in integral multiples of 40 Treasury Units. Each of these substitutions will recreate Corporate Units and the applicable Treasury securities will be released to the holder and will be tradable separately from the Corporate Units.

Ratings:*	Baa3 by Moody’s Investors Service, Inc. BBB by S&P Global Ratings, Inc., a division of S&P Global Inc. BBB- by Fitch Ratings Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling The Southern Company collect at 1-404-506-0727, Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, at telephone: 1-866-471-2526, facsimile: 212-902-9316 or by e-mailing prospectus-ny@ny.email.gs.com, Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Email: Barclaysprospectus@broadridge.com, Phone: (888) 603-5847, Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 Phone: (800) 831-9146 or Morgan Stanley at 180 Varick Street, 2nd Floor, New York, NY 10014.